Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Six months ended June 30	2008	2007

Ratios excluding interest on deposits:

Net (loss) income	$(452)	$564
Income tax (benefit) expense	(282)	253
Less: Undistributed equity earnings	13	—
Fixed charges:
Interest on:
Borrowed funds	167	176
Long-term debt	541	723
One third of rents, net of income from subleases	12	14

Total fixed charges, excluding interest on deposits	720	913

Earnings before taxes and fixed charges, net of undistributed equity earnings	$(27)	$1,730

Ratio of earnings to fixed charges	(0.04)	1.89

Total preferred stock dividend factor (1)	$65	$72

Fixed charges, including the preferred stock dividend factor	$785	$985

Ratio of earnings to combined fixed charges and preferred stock dividends	(0.03)	1.76

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$720	$913
Add: Interest on deposits	1,381	1,848

Total fixed charges, including interest on deposits	$2,101	$2,761

Earnings before taxes and fixed charges, net of undistributed equity earnings	$(27)	$1,730
Add: Interest on deposits	1,381	1,848

Total	$1,354	$3,578

Ratio of earnings to fixed charges	0.64	1.30

Fixed charges, including the preferred stock dividend factor	$785	$985
Add: Interest on deposits	1,381	1,848

Fixed charges, including the preferred stock dividend factor and interest on deposits	$2,166	$2,833

Ratio of earnings to combined fixed charges and preferred stock dividends	0.63	1.26

(1) Preferred stock dividends grossed up to their pretax equivalents.

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